SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

AMENDMENT NO. 2 TO SCHEDULE 13D

Under the Securities Exchange Act of 1934

REMINGTON OIL & GAS CORPORATION
________________________________
(Name of Issuer)

Common Stock ($.01 par value)
________________________________
(Title of Class of Securities)

759594302
_________________
(CUSIP Number)

Nicholas G. Miller
HAWLEY TROXELL ENNIS & HAWLEY LLP
P.O. Box 1617
Boise, Idaho 83701
Telephone:  (208) 344-6000
___________________________________________________
(Names, addresses, and telephone numbers of persons authorized to receive notices and communications)

    July 1, 2001
_______________________________________________________
(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
[   ]

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1) Name of Reporting Person  (S.S. or I.R.S. Identification
Nos.)

J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust;
###-##-####

2) Check the Appropriate Box if a Member of a Group
(a) X
(b)

3) SEC Use Only

4) Source of Funds

5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
US

Number of Shares Beneficially Owned by Each Reporting Person
With:

7) Sole Voting Power
5,630,028

8) Shared Voting Power
1,000

9) Sole Dispositive Power
5,630,028

10) Shared Dispositive Power
1,000

11) Aggregate Amount Beneficially Owned by Each Reporting
Person
5,631,028 shares

12) Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

	X - 	Excludes 200,000 shares held by S-Sixteen
		Limited Partnership

13) Percent of Class Represented by Amount in Row (11)
25.1%

14) Type of Reporting Person
IN

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1) Names of Reporting Persons (S.S. or I.R.S. Identification
Nos.)

JRS Investments LLC/EIN 82-0514633

2) Check the Appropriate Box if a Member of a Group
(a) X
(b)

3) SEC Use Only

4) Source of Funds
00

5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
US

Number of Shares Beneficially Owned by Each Reporting
Person With:

7) Sole Voting Power
2,785,028

8) Shared Voting Power
0

9) Sole Dispositive Power
2,785,028

10)
Shared Dispositive Power
0
11) Aggregate Amount Beneficially Owned by Each Reporting
Person
2,785,028

12) Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

	X - 	Excludes 200,000 shares held by S-Sixteen
		Limited Partnership

13) Percent of Class Represented by Amount in Row (11)
12.4%

14) Type of Reporting Person
CO

1) Names of Reporting Persons (S.S. or I.R.S. Identification
Nos.)

JRS Properties III L.P., EIN: 82-0514634

2) Check the Appropriate Box if a Member of a Group
(a) X
(b)

3) SEC Use Only

4) Source of Funds
00.

5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
US

Number of Shares Beneficially Owned by Each Reporting Person:
7)
Sole Voting Power
2,785,028

8)
Shared Voting Power
0


9)
Sole Dispositive Power
2,785,028


10)
Shared Dispositive Power
0
11) Aggregate Amount Beneficially Owned by Each Reporting
Person
2,785,028

12) Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

	X - 	Excludes 200,000 shares held by S-Sixteen
		Limited Partnership

13) Percent of Class Represented by Amount in Row (11)
12.4%

14) Type of Reporting Person
PN

1) Names of Reporting Persons (S.S. or I.R.S. Identification
Nos.)

S-Sixteen Limited Partnership

2) Check the Appropriate Box if a Member of a Group
(a)
(b) X

3) SEC Use Only

4) Source of Funds
WC

5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
US

Number of Shares Beneficially Owned by Each Reporting
Person With:

7) Sole Voting Power
200,000

8) Shared Voting Power
0

9) Sole Dispositive Power
200,000

10) Shared Dispositive Power
0
11) Aggregate Amount Beneficially Owned by Each Reporting
Person
200,000.

12) Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13) Percent of Class Represented by Amount in Row (11)
 .89%

14) Type of Reporting Person
PN

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This Amendment No. 2 amends the Schedule 13D originally
filed on September 2, 1997 (the "Schedule 13D") by the persons listed in Item 2 thereof, as previously amended by Amendment No. 1 to the Schedule 13D filed on December 28, 1998 ("Amendment No. 1"). The Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Remington Oil & Gas Corporation, a Delaware corporation (the "Issuer").

The purpose of this Amendment is to report certain recent events described in Item 4 below. Except as expressly set forth in this Amendment, the Schedule 13D remains in effect.

ITEM 1.	SECURITY AND ISSUER.

The class of securities to which this Schedule 13D relates is the Common Stock.

ITEM 2.	IDENTITY AND BACKGROUND.

This statement is being filed on behalf of:

1) J.R. Simplot Self Declaration of Revocable Trust dated
December 21, 1989 (the "Trust").

2) JRS Properties III LP, an Idaho limited partnership
("JRS Properties III") and JRS Investments, LLC, an Idaho limited liability company ("JRS Investments"). The Trust is the manager of JRS Investments and JRS Investments is the sole general partner of JRS Properties III. The principal business of JRS Investments and JRS Properties III is investment, and their principal addresses are 999 W.
Main Street, Suite 1300, Boise, Idaho. During the last five years neither JRS Investments nor JRS Properties III has been involved in any proceedings required to be disclosed.

3) Mr. Simplot.

4) S-Sixteen Limited Partnership, an Idaho Limited
Partnership ("S-Sixteen").

ITEM 3. 	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
See item 4.

ITEM 4. 	PURPOSE OF TRANSCATION.

RESTRUCTURING OF S-SIXTEEN.  Effective July 1, 2001, the
Trust and S-Sixteen, acting through the Trust as the General Partner and through the consent of Mr. Simplot's grandchildren, who are all the limited partners of S-Sixteen, effectuated a reorganization of S-Sixteen to reorganize the businesses conducted by S-Sixteen. The principal purpose and effect of the reorganization was that Mr. Simplot relinquished his control of the general partnership interest in S-Sixteen.
The general partnership interest in S-Sixteen is now held by an Idaho limited liability company all the members of which are Mr. Simplot's grandchildren, and all of the managers of which are either adult grandchildren of Mr.
Simplot or individuals not affiliated with Mr. Simplot.

As part of the reorganization of S-Sixteen, S-Sixteen transferred 2,785,028 shares of Common Stock (the "2,785,028 Shares") to JRS Properties III in exchange for an interest in JRS Properties III and then distributed to the Trust such interest in JRS Properties III in exchange for assumption of debt of S-Sixteen. As a consequence, the 2,785,028 Shares are now owned by JRS Properties III.

As a further part of the restructuring, the Trust received a promissory note from S-Sixteen that was convertible into an 11% limited partnership interest in S-Sixteen, and on July 2, 2001, the Trust exercised such conversion right and acquired such interest.

EFFECT OF RESTRUCTURING ON S-SIXTEEN SHARES AND SCHEDULE 13d
REPORTING

The Schedule 13D previously reported that Mr. Simplot had sole voting and dispositive powers with respect to the 2,785,028 Shares. Notwithstanding the restructuring, this remains the case because Mr. Simplot now exercises sole voting and dispositive powers with respect to the 2,785,028 Shares which he controls through the Trust, JRS Investments and JRS Properties III. Mr. Simplot previously disclaimed any other beneficial ownership of the 2,785,028 Shares, except for the 2% general partner interest in S-Sixteen held by the Trust, because S-Sixteen was for the benefit of his grandchildren. As a consequence of the restructuring, Mr. Simplot now has 100% beneficial interest in the 2,785,028 Shares.

The restructuring had no effect on the Trust's ownership of 2,845,000 shares of Common Stock or on Mr. Simplot's shared ownership with his spouse of 1000 shares of Common Stock as reported in Amendment No. 1.

EXERCISE OF WARRANTS. As reported in Amendment No. 1 to the Schedule 13D, S-Sixteen owned warrants convertible into 300,000 shares of Common Stock. Warrants for 100,000 of such shares of Common Stock expired. On December 12, 2001, S-Sixteen exercised the right of conversion with respect to all remaining 200,000 shares, and notified the Issuer that it wished to have the 200,000 shares (the "Warrant Shares") included in a prospectus supplement to the Issuer's shelf registration statement in accordance with the warrant agreement which provided for certain registration rights. Subject to market conditions, the completion and filing of the prospectus supplement, and other factors, S-Sixteen expects to sell the 200,000 Warrant Shares.

FILING STATUS. As a result of the transactions described above, S-Sixteen is no longer a reporting person on this
Schedule 13D. The Warrant Shares represent less than one percent of the outstanding Common Stock and in any event the Warrant Shares are expected to be sold. Mr. Simplot, the Trust and JRS Properties III will continue to file on this Schedule 13D to report ownership of any shares of Common Stock.

ITEM 5. 	INTEREST IN SECURITIES OF THE ISSUER.

(a) The beneficial ownership of the reporting persons shown in Item 2 of this Amendment as of the date hereof is as follows:

1) Mr. Simplot, through the Trust owns and has voting and investment power with respect to 2,845,000 shares of Common Stock.

2) Mr. Simplot shares with Mrs. Simplot voting and investment power with respect to 1000 shares of Common Stock.

3) Mr. Simplot, through the Trust JRS Investments and JRS
Properties III owns and has voting and investment power with respect to 2,785,028 Shares.

4) S-Sixteen owns and has voting and investment power with respect to the 200,000 Warrant Shares. Mr. Simplot and other reporting persons disclaim beneficial ownership of the Warrant Shares.

In sum, the Reporting Persons own 5,631,028 shares of Common Stock, representing 25.1% of the outstanding Common
Stock.

(b) See Item 5(a).

ITEM 6. 	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

See Item 4.

ITEM 7. 	MATERIAL TO BE FILED AS EXHIBITS.
None.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify the information set forth in this statement is true, complete and correct.

Date:  January 2, 2002

JRS PROPERTIES III L.P.,
AN IDAHO LIMITED PARTNERSHIP,
BY ITS SOLE GENERAL PARTNER

JRS INVESTMENTS L.L.C.,
AN IDAHO LIMITED LIABILITY COMPANY
BY ITS MANAGER

THE J.R. SIMPLOT SELF-DECLARATION OF
REVOCABLE TRUST, DATED DECEMBER 21, 1989,
AS AMENDED
By:
	   /s/ J.R. Simplot
______________________________________
       J.R. Simplot, Trustee

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Date:  January 2, 2002

J.R. SIMPLOT
SELF DECLARATION OF REVOCABLE TRUST
By
	   /s/ J.R. Simplot
______________________________________
	J.R. Simplot, Trustee


Date:  January 2, 2002


	/s/ J.R. Simplot
_____________________________________
J.R. Simplot


Date:  January 2, 2002

S-SIXTEEN LIMITED PARTNERSHIP,
AN IDAHO LIMITED PARTNERSHIP,
BY ITS GENERAL PARTNER

S-SIXTEEN MANAGEMENT, L.L.C.,
AN IDAHO LIMITED LIABILITY COMPANY
BY ITS MANAGER

By 	/s/ Ray G. Kaufman
       _________________________
	Ray G. Kaufman, Manager